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                       SECURITIES AND EXCHANGE COMMISSION

                                   ----------

                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                             WINFIELD CAPITAL CORP.
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)


                                   973859 10 1
                      -------------------------------------
                      (Cusip Number of Class of Securities)


              DAVID GREENBERG, 15 WEST AYLESBURY ROAD, SUITE 700,
                      TIMONIUM, MD. 21093. (410) 561-0900
            ---------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized)
                     to Receive Notices and Communications)


                                    COPY TO:

                               JESSE R. MEER, ESQ.
                         BERLACK, ISRAELS & LIBERMAN LLP
                              120 WEST 45TH STREET
                            NEW YORK, NEW YORK 10035
                                 (212)-704-0100
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a Statement on Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


Check the following box if a fee is being paid with this Statement: [ ]

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                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

---------------------                                          -----------------
CUSIP NO. 973859 10 1                                          PAGE 2 OF 5 PAGES
---------------------                                          -----------------

--------------------------------------------------------------------------------
1    |       NAME OF REPORTING PERSON:
     |       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
     |       DAVID GREENBERG  ###-##-####
--------------------------------------------------------------------------------
2    |       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
     |                                                                   (b) [ ]
     |
--------------------------------------------------------------------------------
3    |       SEC USE ONLY
     |
     |
--------------------------------------------------------------------------------
4    |       SOURCE OF FUNDS
     |       PF
     |
--------------------------------------------------------------------------------
5    |       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
     |       PURSUANT TO ITEMS (2)(D) OR (E)
     |
--------------------------------------------------------------------------------
6    |       CITIZENSHIP OR PLACE OR ORGANIZATION
     |       UNITED STATES OF AMERICA
     |
--------------------------------------------------------------------------------
NUMBER OF       |   7   |  SOLE VOTING  POWER
                |       |  641,933 SHARES
SHARES          |       |
                 ---------------------------------------------------------------
BENEFICIALLY    |   8   |  SHARED VOTING POWER
                |       |                            ______
OWNED BY        |       |
                 ---------------------------------------------------------------
EACH            |   9   |  SOLE DISPOSITIVE POWER
                |       |  641,933 SHARES
REPORTING       |       |
                 ---------------------------------------------------------------
PERSON          |  10   |  SHARED DISPOSITIVE POWER
                |       |                            ______
WITH            |       |
--------------------------------------------------------------------------------
11   |       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON shares
     |       641,933 Shares
     |
--------------------------------------------------------------------------------
12   |       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   [ ]
     |       EXCLUDES CERTAIN SHARES
     |
--------------------------------------------------------------------------------
13   |       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     |       11.95%
     |
--------------------------------------------------------------------------------
14   |       TYPE OF REPORTING PERSON
     |       IN
     |
--------------------------------------------------------------------------------



                               (Page 2 of 5 Pages)

ITEM 1. SECURITY AND ISSUER. THIS STATEMENT RELATES TO THE SHARES OF COMMON STOCK, PAR VALUE $.001 PER SHARE (THE "COMMON STOCK"), OF WINFIELD CAPITAL CORP. (THE "COMPANY"), WHICH HAS ITS PRINCIPAL EXECUTIVE OFFICES AT 237 MAMARONECK AVENUE, WHITE PLAINS, NEW YORK 10605.


ITEM 2. IDENTITY AND BACKGROUND (A) THIS STATEMENT IS FILED BY DAVID GREENBERG (THE "REPORTING PERSON").

          (B) THE BUSINESS ADDRESS OF THE REPORTING PERSON IS 15 WEST AYLESBURY ROAD, SUITE 700, TIMONIUM, MARYLAND 21093.

          (C) THE REPORTING PERSON'S PRINCIPAL BUSINESS IS BEING AN OFFICER AND DIRECTOR OF WINFIELD CAPITAL CORP., A SMALL BUSINESS INVESTMENT COMPANY.

          (D) N/A.

          (E) N/A.

          (F) USA.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. THE SHARES OF COMMON STOCK OF THIS REPORT WERE ACQUIRED BY THE REPORTING PERSON AS A RESULT OF A PRIVATE PLACEMENT AND A PRIVATE SALE, DATED MAY 2, 1995. THE REPORTING PERSON USED PERSONAL FUNDS TO ACQUIRE THE COMMON STOCK.

     THE REPORTING PERSON ACQUIRED OPTIONS FROM THE COMPANY ON MAY 2, 1995 AND FEBRUARY 24, 1998, COVERING 150,000 AND 200,000 SHARES OF COMMON STOCK, RESPECTIVELY.


                               (Page 3 of 5 Pages)

ITEM 4. PURPOSE OF TRANSACTION. THE REPORTING PERSON ACQUIRED HIS COMMON STOCK AND OPTIONS FOR INVESTMENT PURPOSES. ON 3/15/99, THE REPORTING PERSON SOLD AN AGGREGATE OF 145,300 SHARES IN A BROKERAGE TRANSACTION AT A PRICE PER SHARE OF $22.346. IMMEDIATELY FOLLOWING SUCH SALE, THE REPORTING PERSON OWNS AN AGGREGATE OF 291,933 SHARES OF COMMON STOCK AND OPTIONS THAT ARE CURRENTLY EXERCISABLE FOR AN AGGREGATE OF 350,000 COMMON SHARES.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER. AS OF THE DATE OF THIS FILING, THE REPORTING PERSON BENEFICIALLY OWNS 641,933 COMMON SHARES (INCLUDING 350,000 SHARES ISSUABLE UPON EXERCISE OF ALL OPTIONS HELD BY THE REPORTING PERSON), WHICH SHARES REPRESENT APPROXIMATELY 11.95% OF THE COMMON STOCK.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. NONE.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS. NONE.


                               (Page 4 of 5 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 18, 1999
     (Date)

                                          /s/ DAVID GREENBERG
                                          --------------------------------------
                                              David Greenberg


                              (Page 5 of 5 Pages)